SilverCrest Announces Updated Annual Audited Financial Statement Filing Date and Conference Call
TSX: SIL | NYSE American: SILV                               For Immediate Release

VANCOUVER, BC – March 7, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) reports that it will now file its audited annual financial statements and management discussion and analysis for the fiscal year ended December 31, 2023 (collectively the "Annual Filings") before market open on March 11th, 2024, two working days from the previously announced date of March 6th, 2024.

The updated filing date is a consequence of a delay in the audit process.

Fourth Quarter 2023 Conference Call

A conference call to discuss the Company’s Q4, 2023 operational and financial results will now be held March 11, 2024 at 7:00 a.m. PT / 10:00 a.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time: Monday March 11, 2024 at 7:00 a.m. PT / 10:00 a.m. ET

Telephone: Toronto: +1-416-764-8624
North America Toll Free: 1-888-259-6580
Conference ID: 58528537

Webcast: https://silvercrestmetals.com/investors/presentations/

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

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